                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(X)   Annual report pursuant to Section 15(d) of the Securities
      Exchange Act of 1934

      For the fiscal year ended December 31, 2001

      Commission file number 000-26994

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            NETWORK ASSOCIATES, INC.
                            TAX DEFERRED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            NETWORK ASSOCIATES, INC.
                               3965 FREEDOM CIRCLE
                              SANTA CLARA, CA 95054

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          NETWORK ASSOCIATES, INC. TAX
                                          DEFERRED SAVINGS PLAN

Date:  June 28, 2002                   By  /s/  Stephen C. Richards
                                           -------------------------------------
                                           Stephen C. Richards
                                           Executive Vice President
                                           Chief Financial Officer

                            NETWORK ASSOCIATES, INC.
                           TAX DEFERRED SAVINGS PLAN
                              Financial Statements
                           December 31, 2001 and 2000

                           --------------------------

NETWORK ASSOCIATES, INC.
TAX DEFERRED SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                          PAGE

Independent Accountants' Report.............................................1

Financial Statements:

Statements of Net Assets Available for Benefits.............................2
Statements of Changes in Net Assets Available for Benefits..................3
Notes to Financial Statements...............................................4

Supplemental Schedule as of December 31, 2001...............................9

Schedule of Assets Held for Investment Purposes

                         INDEPENDENT ACCOUNTANTS' REPORT

TO THE PARTICIPANTS AND
PLAN ADMINISTRATOR OF THE

NETWORK ASSOCIATES, INC.
TAX DEFERRED SAVINGS PLAN

We have audited the financial statements of the Network Associates, Inc. Tax Deferred Savings Plan (the Plan) as of December 31, 2001 and 2000, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By /s/ Mohler, Nixon & Williams
       ---------------------------------------
       MOHLER, NIXON & WILLIAMS
       Accountancy Corporation


Campbell, California
May 8, 2002

NETWORK ASSOCIATES, INC.
TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                                        DECEMBER 31,
                                                               2001                     2000
                                                           ------------             ------------
Investments, at fair value                                 $ 73,311,225             $ 59,979,821
Participant loans                                             1,162,093                  742,951
                                                           ------------             ------------

            Assets held for investment purposes              74,473,318               60,722,772


Participants' contributions receivable                          280,931                  584,953

Employer's contribution receivable                              366,795                  195,012

Other receivable                                                 33,068
                                                           ------------             ------------

             Total assets
                                                             75,154,112               61,502,737


Other liabilities                                              (111,225)                (356,192)
                                                           ------------             ------------

            Net assets available for benefits              $ 75,042,887             $ 61,146,545
                                                           ============             ============

See notes to financial statements.

NETWORK ASSOCIATES, INC.
TAX DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                                  YEARS ENDED
                                                                                  DECEMBER 31,
                                                                          2001                     2000
                                                                  ---------------------    ---------------------
Additions to net assets attributed to:
     Investment income:
        Dividends and interest                                              $1,398,902               $3,895,356
        Net realized and unrealized appreciation
           (depreciation) in fair value of investments                       2,490,083              (11,429,245)
                                                                  ---------------------    ---------------------
                                                                             3,888,985               (7,533,889)
                                                                  ---------------------    ---------------------
     Contributions:
        Participants'                                                       13,332,604               13,181,547
        Employer's                                                           4,454,366                3,926,802
                                                                  ---------------------    ---------------------
                                                                            17,786,970               17,108,349
                                                                  ---------------------    ---------------------
           Total additions                                                  21,675,955                9,574,460
                                                                  ---------------------    ---------------------
Deductions from net assets attributed to:
     Withdrawals and distributions                                           7,734,992               10,459,202
     Administrative expenses                                                    44,621                   51,658
                                                                  ---------------------    ---------------------
           Total deductions                                                  7,779,613               10,510,860
                                                                  ---------------------    ---------------------
        Net increase (decrease)                                             13,896,342                 (936,400)
        Net assets available for benefits:
           Beginning of year                                                61,146,545               62,082,945
                                                                  ---------------------    ---------------------
           End of year                                                     $75,042,887              $61,146,545
                                                                  =====================    =====================

See notes to financial statements.

NETWORK ASSOCIATES, INC.
TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

GENERAL - The following description of the Network Associates, Inc. Tax Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. If a conflict exists between this document and the provisions of the Plan document, the Plan document will govern.

The Plan is a defined contribution plan that was established effective as of September 15, 1988 by Network Associates, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document.

Effective January 1, 2001, the Plan was amended to change the eligibility requirements for matching contributions, the rate of matching contributions and the vesting provisions of the Plan. The matching contributions and profit sharing contributions, if any, to eligible employees of the Company on or after January 1, 2001 are 100% vested. The Plan was also amended to comply with recent changes to the relevant provisions of the Internal Revenue Code.

The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

ADMINISTRATION - The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with Fidelity Management Trust Company (Fidelity) to act as the trustee and an affiliate of Fidelity to provide certain administrative and recordkeeping services for the Plan. Substantially all expenses incurred for administering the Plan are paid by the Company.

ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

INVESTMENTS - Investments of the Plan are held by Fidelity and invested based solely upon instructions received from participants. The Plan is intended to qualify as a Section 404(c) Plan under ERISA. The Network Associates Unitized Stock Fund (NAI Stock Fund) consists primarily of Company common stock, as well as a small percentage of cash or other short-term liquid investments maintained to provide liquidity for participant transactions such as loans or withdrawals.

The Plan's investments in mutual funds are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. The Plan's investment in the NAI Stock Fund is valued at the closing stock price as of December 31, 2001 of the Company stock plus the market value of the liquid investments included in the NAI Stock Fund. Participant loans are valued at cost, which approximates fair value.

CASH AND CASH EQUIVALENTS - All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

INCOME TAXES - The Plan has received its latest favorable determination letter dated September 10, 2001. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 - The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting.

RISKS AND UNCERTAINTIES - The Plan provides for various investment options in any combination of mutual funds, stocks, bonds, fixed income securities and other investment securities offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Plan investments in mutual funds are managed by Fidelity. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 - PARTICIPATION AND BENEFITS

PARTICIPANT CONTRIBUTIONS - Participants may elect to have the Company contribute from 1% to 15% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Participants also may contribute from 1% to 12.5% of compensation to the Plan on an after-tax basis. Contributions withheld are invested in accordance with the participant's direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's PROVISIONS.

EMPLOYER CONTRIBUTIONS - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2001, the Company matched the first 2% of each participant's tax deferred contribution $1.00 for $1.00 and remaining contributions were matched $.50 for each $1.00 up to maximum of 4% of the participant's tax deferred contribution, not to exceed $4,000. The Plan also allows for a discretionary profit sharing contribution. No discretionary contribution has been made for the years ended December 31, 2001 and 2000.

VESTING - Effective January 1, 2001, participants are 100% vested in their account at all times.

PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution. Allocation of the Company's matching contribution is based on participant contributions, as defined in the Plan.

PAYMENT OF BENEFITS - Upon termination of employment, the participant or beneficiary will receive the benefits in a lump sum amount equal to the value of the participant's interest in his or her account. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $5,000.

LOANS TO PARTICIPANTS - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the prime rate plus 2% and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period cannot exceed fifteen years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2001 carry interest rates which range from 7.8% to 9.5%.

NOTE 4 - INVESTMENTS

The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                    2001              2000
                                                    ----              ----
     Fidelity Management Trust Company:
      Magellan Fund                            $11,999,167      $12,588,135
      Intermediate Bond Fund                     3,304,028        1,667,395
      Blue Chip Fund                            13,532,660       15,450,906
      Low Price Stock Fund                       3,610,905        1,769,318
      Equity Income II Fund                      5,410,396        5,523,243
      Diversified International Fund             2,088,023        2,185,669
      Retired Government Money Market Fund      11,343,226        8,711,051
      Spartan U.S. Equity Index Fund             6,634,751        6,869,631
      Invesco Total Return Fund                                     781,837
      Warburg Emerging Growth Fund                                2,502,563
      Puritan Fund                                 882,314
      Equity Income Fund                            42,523
      Growth Company Fund                          164,355
      Select Health Care Fund                      218,551
      Select Technology Fund                       343,544
      Select Utilities Growth Fund                  25,173
      Select Financial Services Fund                60,977
      Select Natural Resources Fund                 55,061
      Select Cyclical Industries Fund               42,932
      Select Consumer Industries Fund               12,637
      Mid-Cap Stock Fund                           244,606
      Small-Cap Stock Fund                          82,756
      Freedom Income Fund                           33,556
      Freedom 2000 Fund                             26,922
      Freedom 2010 Fund                             70,930
      Freedom 2020 Fund                            302,352
      Freedom 2030 Fund                            502,215
      Freedom 2040 Fund                            318,708
      Alger Mid-Cap Growth Fund                  2,086,920
      NAI Stock Fund                             9,871,037        1,930,073
      Participant loans                          1,162,093          742,951
                                                ----------        ---------

            Assets held for investment
               purposes                        $74,473,318      $60,722,772
                                               ===========      ===========

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

                                                    2001             2000
                                                    ----             ----
      Common stock                              $8,964,286       ($4,481,753)
      Mutual funds                              (6,474,203)       (6,947,492)
                                                ----------        ----------

                                                $2,490,083      ($11,429,245)
                                                ==========      =============

As allowed by the Plan, participants may elect to invest a portion of their accounts in the NAI Stock Fund which includes common stock of the Company. Aggregate investment in Company common stock included in the NAI Stock Fund at December 31, 2001 and 2000 was as follows:

      Date          Number of shares         Fair value
      ----          ----------------         ----------
      2001             355,598               $ 9,192,208
      2000             317,935               $ 1,331,353

The NAI Stock Fund invests primarily in the Company's common stock. The remainder of the Fund is invested in Fidelity Money Market Fund Class I Shares to allow for timely handling of exchanges, withdrawals and distributions. Investments in the Money Market Fund were $678,829 and $598,720 at December 31, 2001 and 2000, respectively.

NOTE 5 - PLAN TERMINATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors or Administrative Committee and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-43572) of Network Associates, Inc. of our report dated May 8, 2002, relating to the financial statements and schedule of the Network Associates, Inc. Tax Deferred Savings Plan included in this Annual Report on Form 11-K.




By /s/ Mohler, Nixon & Williams
       ------------------------
       MOHLER, NIXON & WILLIAMS
       Accountancy Corporation



Campbell, California
June 28, 2002

                             SUPPLEMENTAL SCHEDULE

NETWORK ASSOCIATES, INC.                                         EIN: 77-0316593
TAX DEFERRED SAVINGS PLAN                                        PLAN #001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

        IDENTITY OF ISSUE, BORROWER,                DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,             CURRENT
          lessor or similar party                   rate of interest, collateral, par or maturity value.            value
          -----------------------                   ----------------------------------------------------            -----
 Fidelity Management Trust Company:
*   Fidelity Magellan Fund                          Mutual Fund                                                    $11,999,167
*   Fidelity Intermediate Bond Fund                 Mutual Fund                                                      3,304,028
*   Fidelity Blue Chip Fund                         Mutual Fund                                                     13,532,660
*   Fidelity Low Priced Stock Fund                  Mutual Fund                                                      3,610,905
*   Fidelity Equity Income II Fund                  Mutual Fund                                                      5,410,396
*   Fidelity Diversified International Fund         Mutual Fund                                                      2,088,023
*   Fidelity Retirement Government Money Market     Mutual Fund                                                     11,343,226
*   Fidelity Spartan U.S. Equity Index Fund         Mutual Fund                                                      6,634,751
*   Fidelity Puritan Fund                           Mutual Fund                                                        882,314
*   Fidelity Equity Income Fund                     Mutual Fund                                                         42,523
*   Fidelity Growth Company Fund                    Mutual Fund                                                        164,355
*   Fidelity Select Health Care Fund                Mutual Fund                                                        218,551
*   Fidelity Select Technology Fund                 Mutual Fund                                                        343,544
*   Fidelity Select Utilities Growth Fund           Mutual Fund                                                         25,173
*   Fidelity Select Financial Services Fund         Mutual Fund                                                         60,977
*   Fidelity Select Natural Resources Fund          Mutual Fund                                                         55,061
*   Fidelity Select Cyclical Industries Fund        Mutual Fund                                                         42,932
*   Fidelity Select Consumer Industries Fund        Mutual Fund                                                         12,637
*   Fidelity Mid-Cap Stock Fund                     Mutual Fund                                                        244,606
*   Fidelity Small-Cap Stock Fund                   Mutual Fund                                                         82,756
*   Fidelity Freedom Income Fund                    Mutual Fund                                                         33,556
*   Fidelity Freedom 2000 Fund                      Mutual Fund                                                         26,922
*   Fidelity Freedom 2010 Fund                      Mutual Fund                                                         70,930
*   Fidelity Freedom 2020 Fund                      Mutual Fund                                                        302,352
*   Fidelity Freedom 2030 Fund                      Mutual Fund                                                        502,215
*   Fidelity Freedom 2040 Fund                      Mutual Fund                                                        318,708
*   Alger Mid-Cap Growth Fund                       Mutual Fund                                                      2,086,920
*   NAI Stock Fund                                  Common Stock                                                     9,192,208
*   Fidelity Money Market Fund                      Mutual Fund                                                        678,829
*   Participant loans                               Interest rates ranging from 7.8% to 9.5%                         1,162,093
                                                                                                                   ------------

                                                                                                             Total $74,473,318
                                                                                                                   ============

*   Parties in interest